

Mail Stop 3030

June 2, 2016

<u>Via E-mail</u>
Brian McGee
Chief Financial Officer
GoPro, Inc.
3000 Clearview Way
San Mateo, CA 94402

> **Re:** **GoPro, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-36514**

Dear Mr. McGee:

   We have reviewed your May 25, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Point of purchase (POP) displays, page 58

1.   We note from your response to comment 3 that you classify the cash outflows of POP displays as operating activities and not investing activities. Please explain to us how you considered ASC 230-10-45-13(c).

Note 8. Income Taxes

Uncertain income tax positions, page 73

2.   The revised disclosure included in your response to comment 4 addresses the nature of the events that could occur in the next 12 months, but it does not appear to address the requirement of ASC 740-10-50-15(d)(1) for disclosure of the nature of the uncertain tax position. Please revise your disclosure in future filings. Also refer to ASC 740-10-55-217.

Product warranty, page 75

3.   In your response to comment 6 you told us that warranty costs increased in 2015 due, in part, to significant revenue growth in the fourth quarter of 2014. Please explain to us why the warranty costs attributable to 2014 revenue increased warranty expenses in 2015. In addition, please clarify for us why warranty costs as a percentage of revenue increased in the first quarter of 2015 when compared to the preceding quarter.

Acknowledgements

4.   As previously requested, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at 202-551-3812, or Kate Tillan, Assistant Chief Accountant, at 202-551-3604 with any questions. You may also reach me at 202-551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery